UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MOSSIMO, INC.
(Name of Subject Company (Issuer))

MOSSIMO GIANNULLI
MOSSIMO HOLDING CORP.
MOSSIMO ACQUISITION CORP.
(Name of Filing Person)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

619696 10 7
(CUSIP Number of Class of Securities)

Copy to: Cary K. Hyden, Esq. Latham & Watkins LLP 650 Town Center Drive Suite 2000 Costa Mesa, California 92626 (714) 540-1235	Copy to: Paul Tosetti, Esq. Latham & Watkins LLP 633 W. 5th Street Suite 4000 Los Angeles, California 90071 (213) 485-1235	Copy to: Thomas Magill, Esq. Gibson, Dunn & Crutcher LLP Jamboree Center 4 Park Plaza, Suite 1400 Irvine, California 92614-8557 (949) 451-3800

Copy to:
Mark Bonenfant
Buchalter, Nemer, Fields & Younger
601 Figueroa Street
Ste# 2400
Los Angeles, California 90017
(213) 891-5020
(Name, address and telephone number of persons authorized to receive notices and communications on behalf of bidders)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

Not applicable	Not applicable

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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Date Filed:	Not applicable
Filing Party:	Not applicable
Form or Registration No.:	Not applicable

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Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

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Third-party tender offer subject to Rule 14d-1.

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Issuer tender offer subject to Rule 13e-4.

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Going-private transaction subject to Rule 13e-3.

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Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

On September 22, 2005, Mossimo, Inc. and Mossimo Giannulli ("Giannulli") issued a joint press release announcing they had reached an agreement regarding Giannulli's proposal to acquire the outstanding publicly traded shares of Mossimo, Inc. not owned by Giannulli. A copy of the press release is being filed as exhibit 99.1 to this Schedule TO.

Item 12. Exhibits.

Exhibit Number	Description
99.1	Joint Press Release issued by Mossimo, Inc. and Mossimo Giannulli, dated September 22, 2005.